                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A
                                (Rule 14d - 100)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                             Resource America, Inc.
                       (Name of Subject Company (Issuer))

                     Resource America, Inc. (Issuer/Offeror)
            (Names of Filing Persons (Identifying status as Offeror,
                            Issuer or Other Person))

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   761195 20 5
                      (CUSIP Number of Class of Securities)

                                    Edward E. Cohen
                                    Chairman and Chief Executive Officer
                                    Resource America, Inc.
                                    1521 Locust Street
                                    Philadelphia, PA 19102
                                    (215) 546-5005

                                    Copy to:
                                    J. Baur Whittlesey, Esq.
                                    Ledgewood Law Firm, P.C.
                                    1521 Locust Street
                                    Philadelphia, PA 19102
                                    (215) 731-9450

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction Valuation*                      Amount of Filing Fee**
--------------------------------------------------------------------------------

         $55,000,000                                 $11,000

--------------------------------------------------------------------------------
 *For the sole purpose of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. This calculation assumes the purchase of 5 million shares of common stock at the maximum tender offer price of $11.00 per share.
**Previously paid.

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      [X]   Check the box if any part of the fee is offset as provided by
            Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  $11,000        Filing Party: Resource America
                               --------                     -----------------
      Form or Registration No.: Schedule TO   Date Filed: September 26, 2000
                                -----------               ------------------

      [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.
      [X]   issuer tender offer subject to Rule 13e-4.
      [ ]   going-private transaction subject to Rule 13e-3.
      [ ]   amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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     This Amendment No. 3 to the Tender Offer Statement on Schedule TO relates to the offer by Resource America, Inc., a Delaware corporation, to purchase shares of its common stock, $0.01 par value per share. Resource America offered to purchase up to 5 million shares, or such lesser number of shares as were properly tendered and not properly withdrawn, at a price not greater than $11.00 nor less than $9.00 per share, net to the seller in cash, without interest. Resource America's offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 26, 2000 and the related Letter of Transmittal which, as amended or supplemented from time to time, together constituted the offer. This Amendment No. 3 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 in this Amendment No. 3 to the Tender Offer Statement on Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION

     The offer expired on October 24, 2000. A total of 9,308,988 shares were validly tendered and not withdrawn at a price of $9.00 per share, which was the purchase price for the offer. The foregoing total excludes shares conditionally tendered where the condition was not satisfied. Resource America accepted for payment 5,000,000 shares plus an additional 472,021 shares which it had the right to purchase, as set forth in the offer. The final proration factor was 58.7713%. Following purchase of the shares tendered, Resource America will have approximately 18.1 million shares issued and outstanding.

     On October 31, 2000, Resource America issued a press release announcing the final results of the offer. A copy of the press release is set forth in Exhibit
(a)(5)(v) hereto and is incorporated herein by reference.

ITEM 12.          EXHIBITS.

(a)(1)(i)         Offer to Purchase.*

(a)(1)(ii)        Letter of Transmittal.*

(a)(1)(iii)       Notice of Guaranteed Delivery.*

(a)(1)(iv) Letter to Participants in Resource America's 1989 Employee Stock Ownership Plan.*

(a)(1)(v) Letter to Participants in Resource America's 401(k) Investment Savings Plan.*

(a)(1)(vi) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(2)            Not applicable.

(a)(3)            Not applicable.

(a)(4)            Not applicable.

(a)(5)(i) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(5)(ii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(iii)       Press Release dated September 26, 2000.*

(a)(5)(iv)        Press Release dated October 25, 2000.*

(a)(5)(v)         Press Release dated October 31, 2000. **

(b)               Not applicable.

(d)               Not applicable.

(g)               Not applicable.

(h)               Not applicable.

------------------

*  Previously filed on Schedule TO
** Filed herewith


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 1, 2000                 RESOURCE AMERICA, INC.

                                        By: /s/ Michael S. Yecies
                                           -------------------------------------
                                           Name:  Michael S. Yecies
                                           Title: Vice President, Chief Legal
                                                  Officer and Secretary







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                                                               EXHIBIT (a)(5)(v)


                        RESOURCE AMERICA, INC. ANNOUNCES
                         FINAL RESULTS OF DUTCH AUCTION

     Philadelphia, PA, October 31, 2000 - Resource America, Inc. (Nasdaq- REXI) today announced the final results of its "Dutch Auction" tender offer, which expired on October 24, 2000. Based on the final count by the depositary for the tender offer, 9,308,988 shares of common stock (excluding shares conditionally tendered where the condition was not satisfied) were properly tendered at $9.00 per share and not withdrawn. This tender is in excess of the 5,000,000 shares Resource had offered to purchase.

     Resource exercised its right to purchase an additional 472,021 shares in the offer. Because the offer was oversubscribed at $9.00 per share, the amount Resource will purchase from each shareholder who tendered at that price (which includes shareholders who specified in their tenders that they would accept the price determined by the offer) will be pro-rated. Based upon the final count by the depositary, the pro-ration factor is 58.8%.

     Resource commenced the tender offer on September 26, 2000, when it offered to purchase up to 5,000,000 shares of its common stock (plus, at its option, an additional 472,021 shares) at a price between $9.00 and $11.00 per share net to the seller in cash, without interest.

     Resource currently has approximately 23.6 million shares issued and outstanding. Resource expects to have approximately 18.1 million shares issued and outstanding immediately following payment for the tendered shares.

     Payment for those shares accepted, and the return all other shares tendered, will be made promptly.

     The Dealer Manager for the tender offer was Friedman, Billings, Ramsey & Co., Inc. and the Information Agent was D.F. King & Co., Inc.

     Resource America, Inc. operates businesses in energy, energy technology and real estate finance.